Little Squiggle, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
CHECKING ACCT (9600)	113.81
Total Bank Accounts	**113.81**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total Accounts Receivable	**0.00**
Total Current Assets	**113.81**
Other Assets	
Promissory Note Receivable - Shareholder	0.00
Total Other Assets	**0.00**
TOTAL ASSETS	**$113.81**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX CREDIT CARD	14,922.62
CHASE CREDIT CARD (9084)	282.94
Total Credit Cards	**15,205.56**
Total Current Liabilities	**15,205.56**
Total Liabilities	**15,205.56**
Equity	
Additional Paid-In Capital	1,809.80
Common stock	36,000.00
Retained Earnings	-29,212.26
Net Income	-23,689.29
Total Equity	**-15,091.75**
TOTAL LIABILITIES AND EQUITY	**$113.81**

Profit and Loss

January - December 2024

	Total
INCOME	
Services	0.00
Total Income	**0.00**
GROSS PROFIT	**0.00**
EXPENSES	
6000 Research and Development	
Market Validation and Testing	744.39
Product Design and Prototyping	4,328.24
Total 6000 Research and Development	**5,072.63**
7000 Sales and Marketing	
Advertising and Media	220.00
Brand & Creative	4,003.60
Contract labor	2,000.00
Events & Promotions	539.55
Total 7000 Sales and Marketing	**6,763.15**
8000 General & Administrative	
General business expenses	30.00
Bank fees & service charges	144.15
Coaching Services	500.00
Conference & Application Fees	546.50
Memberships	95.00
Total General business expenses	**1,315.65**
Legal & accounting services	
Accounting fees	350.00
Bookkeeping Services	250.00
Legal Fees	1,756.54
Total Legal & accounting services	**2,356.54**
Meals & Entertainment	
Meals with clients	176.48
Meals with Contractors	263.04
Travel meals	318.75
Total Meals & Entertainment	**758.27**
Office supplies	3,136.75
Professional Fees	100.00
Rent	
Coworking Space	900.00
Total Rent	**900.00**
Software & Subscriptions	1,722.00
Taxes paid	400.00
CA Franchise Tax Board	800.00
Total Taxes paid	**1,200.00**

	Total
Travel	83.24
Airfare	542.81
Hotels	319.43
Taxis or shared rides	129.40
Total Travel	**1,074.88**
Total 8000 General & Administrative	**12,564.09**
Total Expenses	**24,399.87**
NET OPERATING INCOME	**-24,399.87**
OTHER INCOME	
Cash Back Rewards	710.58
Total Other Income	**710.58**
NET OTHER INCOME	**710.58**
NET INCOME	**$ -23,689.29**

Statement of Cash Flows

January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-23,689.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	0.00
AMEX CREDIT CARD	14,922.62
CHASE CREDIT CARD (9084)	-3,372.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11,550.22**
Net cash provided by operating activities	**-12,139.07**
INVESTING ACTIVITIES	
Promissory Note Receivable - Shareholder	7,443.08
Net cash provided by investing activities	**7,443.08**
FINANCING ACTIVITIES	
Additional Paid-In Capital	1,809.80
Common stock	3,000.00
Net cash provided by financing activities	**4,809.80**
NET CASH INCREASE FOR PERIOD	**113.81**
CASH AT END OF PERIOD	**$113.81**

Little Squiggle, Inc.
Statement of Changes in Equity

Accounts	2024
Opening balance of stockholders' equity	27,477.03
Net loss	(23,689.29)
Issuance of common stock	3,000.00
Additional paid-in capital (APIC)	1,809.80
Closing balance of stockholders' equity	**(15,091.75)**

Little Squiggle, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Little Squiggle, Inc. (the "Company") is a corporation organized on March 8, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.